China Yuchai Forms Joint Ventures to Penetrate
European Off-Road Engine Market

Singapore, Singapore, April 9, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has entered into an agreement to form a new joint venture, YC Europe Co., Ltd. (“YC Europe”), in Hong Kong with Shentou Investments (Hong Kong) Limited (“Shentou”), a company specializing in the sale of Chinese products in Europe, including automobile spare parts, and a partner with extensive engine distribution experience and familiarity with the markets in Europe. YC Europe will establish a wholly-owned subsidiary, YC Europe (Germany) GmbH (“YC Germany”), based in Germany to market off-road engines (excluding marine engines) in Europe.

YC Europe and YC Germany will establish a sales network and develop distribution programs to exclusively sell GYMCL off-road diesel and gas engines (excluding marine engines) and spare parts throughout Europe, as well as provide services in engine related areas. GYMCL will supply engines and spare parts, training and service expertise to YC Europe and YC Germany.

The registered capital of YC Europe is 3.0 million Euros. Shentou and GYMCL’s shareholding in YC Europe will be 57.5% and 35% respectively with the other partner taking the remaining 7.5% equity interest.

Weng Ming Hoh, President of China Yuchai, commented, “We expect this new joint venture to accelerate the introduction of our products into the European markets and contribute to our overall sales. Our advanced engines conform to world-class quality, performance and emissions technology standards and with this new venture, we are well- positioned to maximize global distribution opportunities.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “target”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com